Exhibit 99.3

Oculis Reports Q2 2025 Financial Results and Provides Company Update

•
Focused execution in Q2 2025 to advance Oculis’s pipeline in ophthalmology and neuro-ophthalmology.

•
OCS-01: Both pivotal Ph3 DIAMOND trials are fully enrolled, with topline results expected in Q2 2026 for the first potential eye drop to treat diabetic macular edema (DME)

•
Privosegtor (OCS-05): Preparing to initiate Phase 2/3 trial in acute optic neuritis (AON) in 1H 2026 following positive Ph2 ACUITY results, and expanding clinical development into two new indications as the first potential neuroprotective treatment for non-arteritic anterior ischemic optic neuropathy (NAION) and multiple sclerosis relapses

•
Licaminlimab(OCS-02): Preparing for first genotype-based Phase 2/3 trial in 2H 2025 to drive personalized medicine in dry eye disease (DED)

•
Cash, cash equivalents and short-term investments of $201.3 million as of June 30, 2025, providing cash runway into early 2028; excludes the recently announced upsized loan facility with BlackRock, providing access up to $123.7 million

ZUG, Switzerland, August 21, 2025 -- Oculis Holding AG (Nasdaq: OCS / XICE: OCS) (“Oculis”), a global biopharmaceutical company focused on breakthrough innovations to address significant unmet medical needs in ophthalmology and neuro-ophthalmology, today announced results for the second quarter ended June 30, 2025 and provided an overview of the Company’s progress.

Riad Sherif, M.D., Chief Executive Officer of Oculis, states: "We maintain a strong focus on execution to advance our portfolio of highly differentiated assets in areas with significant unmet medical needs. The rapid enrollment in both Phase 3 DIAMOND trials highlights strong support from the medical community for OCS-01, which aims to become the first eye drop treatment for diabetic macular edema, with topline results expected in Q2 2026. We are also preparing Licaminlimab’s (OCS-02) genotype-based Phase 2/3 trial in 2H 2025 to deliver a first personalized medicine treatment in dry eye disease. Moreover, encouraging Phase 2 ACUITY trial results for Privosegtor (OCS-05) in acute optic neuritis, which showed significant improvement in visual function as well as anatomical and biological neuroprotective benefits, are unlocking a new era of potential therapies targeting neuronal and axonal preservation, and addressing a long-standing gap in neuroprotection for the first time. These strong efficacy signals open opportunities across ophthalmology, neuro-ophthalmology, and neurology."

Recent Clinical Highlights and Upcoming Milestones:

•
OCS-01:
o
Phase 3 DIAMOND trials completed enrollment with over 800 patients across 119 global sites; if approved, OCS-01 has the potential to be the first topical treatment for DME.

o
DME affects approximately 37 million people worldwide and represents a ~$5 billion market opportunity with high unmet medical needs for early intervention and for patients with inadequate response to standard of care.
o
Topline results from both trials are expected in Q2 2026 with NDA submission planned for 2H 2026.

•
Privosegtor (OCS-05):
o
Privosegtor is a neuroprotective candidate with the potential to become a first-in-class therapy for AON, an acute inflammation of the optic nerve that can lead to permanent visual impairment and may be the first sign of multiple sclerosis.
o
Phase 2 ACUITY trial results showed significant improvement in visual function as well as anatomical and biological neuroprotective benefits.
o
FDA interactions are planned for Q3 2025 to discuss the development program for Privosegtor, including a Phase 2/3 trial for AON, expected to initiate in 1H 2026.
o
Privosegtor’s neuroprotective benefit opens broad potential clinical applications for multiple neuro-ophthalmology and neurology indications with high unmet need, including in the two new indications to be investigated: NAION and multiple sclerosis relapses.

•
Licaminlimab (OCS-02):
o
Genotype-based development plan in dry eye disease aligned with FDA to deliver a first personalized medicine treatment in dry eye disease; Phase 2/3 trial to be initiated in 2H 2025 following three positive Phase 2 studies previously completed.

Second Half 2025 Financial Results

As of June 30, 2025, Oculis held cash, cash equivalents and short-term investments of CHF 160.3 million or $201.3 million. Research and development expenses were CHF 14.9 million or $18.1 million for the three-months ended June 30, 2025, compared to CHF 16.5 million or $18.2 million in the same period in 2024. The decrease was primarily due to the timing of two completed trials in 2024, partially offset by ongoing trials and increased R&D personnel-related costs. General and administrative expenses were CHF 6.1 million or $7.4 million for the three-months ended June 30, 2025, compared to CHF 6.3 million or $6.9 million in the same period in 2024. The decrease was primarily driven by a reduction in external professional services costs incurred in the prior year period. Year-to-date net loss was CHF 58.6 million or $67.9 million for the six months ended June 30, 2025, compared to CHF 36.9 million or $41.5 million for the same period in 2024. The increase was primarily driven by advancements in clinical development programs and a CHF 10.4 million or $12.1 million increase in the non-cash fair value adjustment on warrant liabilities as a result of appreciation of underlying warrant fair value.

Upcoming Events:

Medical Conferences and Industry Events

•
Ophthalmology Futures Retina Forum; Sep. 3, Paris, France
•
EURETINA Innovation Spotlight; Sep. 3, Paris, France
•
EURETINA Annual Meeting; Sep. 4 - 7, Paris, France
•
Retina Society Annual Meeting; Sep. 10 - 13, Chicago, IL, US
•
Ophthalmology Futures European Forum; Sep. 11, Copenhagen, Denmark
•
ESCRS Annual Congress; Sept. 12-16, Copenhagen, Denmark
•
ECTRIMS Annual Meeting; Sep. 24 - 26, Barcelona, Spain

Investor Conferences

•
Wells Fargo Healthcare Conference; Sep. 3-5, Boston, MA, US
•
HCW 27thAnnual Global Investment Conference; Sep. 8 - 10, New York City, NY, US
•
Baird 2025 Global Healthcare Conference; Sep. 9 - 10, New York City, NY, US
•
Pareto Securities Healthcare Conference; Sep. 16, Stockholm, Sweden
•
Leerink Biopharma Summit; Sep. 17 - 19, Healdsburg, CA, US

Condensed Consolidated Statements of Financial Position (Unaudited)

(Amounts in CHF thousands)	As of June 30,	As of December 31,
	2025	2024
ASSETS

Non-current assets
Property and equipment	441	385
Intangible assets	13,292	13,292
Right-of-use assets	1,155	1,303
Other non-current assets	533	476
Total non-current assets	15,421	15,456

Current assets
Other current assets	4,721	5,605
Accrued income	1,179	629
Short-term financial assets	96,035	70,955
Cash and cash equivalents	64,265	27,708
Total current assets	166,200	104,897

TOTAL ASSETS	181,621	120,353

EQUITY AND LIABILITIES

Shareholders' equity
Share capital	558	446
Share premium	466,438	344,946
Reserve for share-based payment	22,363	16,062
Actuarial loss on post-employment benefit obligations	(1,620)	(2,233)
Treasury shares	(35)	(10)
Cumulative translation adjustments	(462)	(271)
Accumulated losses	(344,146)	(285,557)
Total equity	143,096	73,383

Non-current liabilities
Long-term lease liabilities	720	865
Defined benefit pension liabilities	1,259	1,870
Total non-current liabilities	1,979	2,735

Current liabilities
Trade payables	1,204	5,871
Accrued expenses and other payables	19,922	18,198
Short-term lease liabilities	310	315
Warrant liabilities	15,110	19,851
Total current liabilities	36,546	44,235

Total liabilities	38,525	46,970

TOTAL EQUITY AND LIABILITIES	181,621	120,353

Condensed Consolidated Statements of Loss (Unaudited)

(Amounts in CHF thousands, except per share data)	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Grant income	261	245	545	467
Operating income	261	245	545	467
Research and development expenses	(14,909)	(16,465)	(29,680)	(27,321)
General and administrative expenses	(6,120)	(6,265)	(11,608)	(10,959)
Operating expenses	(21,029)	(22,730)	(41,288)	(38,280)

Operating loss	(20,768)	(22,485)	(40,743)	(37,813)

Finance income	520	660	1,013	1,241
Finance expense	(183)	(87)	(430)	(128)
Fair value adjustment on warrant liabilities	(234)	1,370	(12,145)	(1,699)
Foreign currency exchange loss, net	(4,734)	(267)	(6,301)	1,527
Finance result, net	(4,631)	1,676	(17,863)	941

Loss before tax for the period	(25,399)	(20,809)	(58,606)	(36,872)

Income tax expense	24	(30)	17	(60)

Loss for the period	(25,375)	(20,839)	(58,589)	(36,932)

Loss per share:
Basic and diluted loss attributable to equity holders	(0.49)	(0.51)	(1.16)	(0.96)

-ENDS-

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) focused on innovations addressing ophthalmic and neuro-ophthalmic conditions with significant unmet medical needs. Oculis’ highly differentiated late-stage clinical pipeline includes three core product candidates: OCS-01, an eye drop in pivotal registration studies, aiming to become the first non-invasive topical treatment for diabetic macular edema; Privosegtor (OCS-05), a neuroprotective candidate in Phase 2 for acute optic neuritis, with potentially broad clinical applications in various neuro-ophthalmic and neurological diseases; and Licaminlimab (OCS-02), a novel topical anti-TNFα in Phase 2, being developed with a genotype-based approach to drive personalized medicine in dry eye disease. Headquartered in Switzerland with operations in the U.S. and Iceland, Oculis is led by an experienced management team with a successful track record and supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contact:

Ms. Sylvia Cheung, CFO
sylvia.cheung@oculis.com

Investor & Media Relations:

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

1-212-915-2577

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements and information. For example, statements regarding the potential benefits of the Company’s product candidates, the initiation, timing, progress and results of current and future clinical trials, Oculis’ research and development programs, regulatory and business strategy, including planned interactions with the FDA; Oculis’ future development plans; the timing or likelihood of regulatory filings and approvals; and the Company’s expected financial position and cash runway are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.